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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                     TRANSPORT CORPORATION OF AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89385P102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 24, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP NO. 89385P102
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

            Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990 366925426 Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002
            Samuel H. Ellis IRA
            Huntington Partners LP 363430983
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990 - Illinois Samuel H. Ellis 2002 GRAT VIII - Illinois
        Samuel H. Ellis IRA - United States
        Huntington Partners LP - an Illinois limited partnership
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       150,000
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      448,217
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     150,000
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   448,217
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        598,217
--------------------------------------------------------------------------------
 10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        9.1%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        OO (Other) Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990,
           22,676 shares;
        OO (Other) Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002,
           77,324 shares;
        IN (Individual) Samuel H. Ellis IRA, 50,000 shares;
        PN (Partnership) Huntington Partners LP, 448,217 shares
--------------------------------------------------------------------------------

                                      -2-
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CUSIP No. 89385P102


Item 1(a).    Name of Issuer:

              Transport Corp of America

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1715 Yankee Doodle Road
              Easan, MN  55121

Item 2(a).    Name of Persons Filing:

              Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990 Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002 Samuel H. Ellis IRA
              Huntington Partners LP

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              11 S. LaSalle St., Suite 2900
              Chicago, IL  60603

Item 2(c).    Citizenship:

              Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990 --
              Illinois
              Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002 -- Illinois Samuel H. Ellis IRA -- United States
              Huntington Partners LP -- an Illinois limited partnership

Item 2(d).    Title of Class of Securities:

              Common Stock, no par value

Item 2(e).    CUSIP Number:

              89385P102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)  [___]  Broker or Dealer registered under Section 15 of the
                          Exchange Act.

              (b)  [___]  Bank as defined in Section 3(a)(6) of the Exchange
                          Act.


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

CUSIP No. 89385P102


              (c)  [___]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.

              (d)  [___]  Investment company registered under Section 8 of the
                          Investment Company Act.

              (e)  [___]  An investment advisor in accordance with Rule
                          13d-1(b)(1)(ii)(E).

              (f)  [___]  An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F).

              (g)  [___]  A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G).

              (h)  [___]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

              (i)  [___]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

              (j)  [___]  Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

              Not Applicable.     This Schedule 13G is filed pursuant to
                                  Rule 13d-1(c).

Item 4.       Ownership

              (a)  Amount beneficially owned:

                       598,217

              (b)  Percent of class:

                       9.1%

              (c)  Number of shares as to which such person has:

                   Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990; Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002; Samuel H. Ellis IRA; Huntington Partners, LP


                                      -4-
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CUSIP No. 89385P102


                   (i)    Sole power to vote or to direct the vote       150,000

                   (ii)   Shared power to vote or direct the vote        448,217

                   (iii)  Sole power to dispose or to direct the         150,000
                          disposition of

                   (iv)   Shared power to dispose or to direct the       448,217
                          disposition of

                   The shares of stock owned by each person is as follows:

                   Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990 -- 22,676
                   Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002 -- 77,324
                   Samuel H. Ellis, IRA -- 50,000
                   Huntington Partners LP -- 448,217

Item 5.       Ownership of Five Percent or Less of a Class.
              Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.
              Not Applicable.

Item 9.       Notice of Dissolution of the Group.
              Not Applicable.

Item 10.      Certifications.
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  February 6, 2006


                                   /s/ Patricia E. Miller
                                   ---------------------------------------------
                                   Trustee, Samuel H. Ellis 1990 Income Trust I
                                              Dated March 20, 1990


                                   /s/ Samuel H. Ellis
                                   ---------------------------------------------
                                   Trustee, Samuel H. Ellis 2002 GRAT VIII
                                              Dated September 5, 2002


                                   /s/ Samuel H. Ellis
                                   ---------------------------------------------
                                              Samuel H. Ellis IRA

                                    HUNTINGTON PARTNERS LP


                                   /s/ Samuel H. Ellis
                                   ---------------------------------------------
                                       Samuel H. Ellis, General Partner



                                INDEX TO EXHIBITS

         None




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